UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 31, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Item 1 – Information Contained in this Form 6-K Report

In accordance with the existing Management Agreements (as defined below), Schedule A below sets forth the Adjusted Technical Services Fees (as such term is defined in each respective Management Agreement) for the vessels listed in such schedule. The Adjusted Technical Services Fees listed in Schedule A are fixed from January 1, 2009 to December 31, 2011 (the “Period”).

For purposes of this current report on Form 6-K, the term Management Agreements refers collectively to (i) the amended and restated management agreement dated May 4, 2007 in respect of the vessels we acquired at the time of our initial public offering and our four 4800 TEU vessels, (ii) the management agreement dated as of May 18, 2007 for eight of our 2500 TEU vessels and two of our 3500 TEU vessels, (iii) the management agreement dated as of May 18, 2007 for four of our 5100 TEU vessels, (iv) the management agreement dated as of September 28, 2007 for eight of our 8500 TEU vessels, four of our 4250 TEU vessels and two of our 2500 TEU vessels, (v) the management agreement dated as of January 28, 2008 for two of our 13100 TEU vessels with Hull Nos. S452 and 2177, (vi) the management agreement dated as of March 31, 2008 for two of our 13100 TEU vessels with Hull Nos. S453 and 2178, and (vii) the management agreement dated as of March 31, 2008 for two of our 13100 TEU vessels with Hull Nos. S454 and 2179, each as amended and each by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

Schedule B below sets forth the initial technical services fees for the vessels listed therein for the Period. These vessels are not yet subject to existing management agreements but we expect they will be managed on terms and conditions similar to the vessels in Schedule A under one or more management agreements. The fees referred to in Schedule A and B below were increased by approximately 23.5% on a weighted average basis from the previously set technical services fees for the vessels.

SCHEDULE A

DELIVERED VESSELS

Vessel Name	Adjusted Technical Services Fee (US$) per day
IPO VESSELS
CSCL Hamburg	$5,526
CSCL Chiwan	$5,526
CSCL Ningbo	$5,526
CSCL Dalian	$5,526
CSCL Felixstowe	$5,526
MSC Belgium	$6,699
CSCL Africa	$6,699
CSCL Vancouver	$5,423
CSCL Sydney	$5,423
CSCL New York	$5,423
CSCL Melbourne	$5,423
CSCL Brisbane	$5,423
New Delhi Express	$5,423
Dubai Express	$5,423
Jakarta Express	$5,423
Saigon Express	$5,423
Lahore Express	$5,423
Rio Grande Express	$5,423
Santos Express	$5,423
Rio de Janiero Express	$5,423
Manila Express	$5,423
CSCL Zeebrugge	$7,406

i

DELIVERED VESSELS (Cont’d)

Vessel Name	Adjusted Technical Services Fee (US$) per day
CSCL Long Beach	$7,406
4800 TEU VESSELS
MSC Sweden	$7,848
Maersk Matane	$7,848
MSC Ancona	$7,848
Cap York	$7,848
3500 TEU VESSELS
COSCO Fuzhou	$5,242
COSCO Yingkou	$5,242
2500 TEU VESSELS
CSCL Panama	$5,118
CSCL Sao Paulo	$5,118
CSCL Montevideo	$5,118
CSCL Lima	$5,118
CSCL Santiago	$5,118
CSCL San Jose	$5,118

VESSELS TO BE DELIVERED

Proposed Vessel Name or Hull Number	Adjusted Technical Services Fee (US$) per day
2500 TEU VESSELS
CSCL Callao	$5,118
CSCL Manzanillo	$5,118
Guayaquil Bridge	$5,187
Calicanto Bridge	$5,187
4250 TEU VESSELS
CSAV Loncomilla	$5,411
CSAV Lumaco	$5,411
CSAV Lingue	$5,411
CSAV Lebu	$5,411
5100 TEU VESSELS
MOL Emerald	$6,482
MOL Eminence	$6,482
MOL Emissary	$6,482
MOL Empire	$6,482
8500 TEU VESSELS
COSCO Japan	$7,410
COSCO Korea	$7,410
COSCO Philippines	$7,410
COSCO Malaysia	$7,410
COSCO Indonesia	$7,410
COSCO Thailand	$7,410
COSCO Pakistan	$7,410
COSCO Vietnam	$7,410
13100 TEU VESSELS
S452	$8,336
S453	$8,336
2177	$8,336

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VESSELS TO BE DELIVERED (Cont’d)

Proposed Vessel Name or Hull Number	Adjusted Technical Services Fee (US$) per day
2178	$8,336
S454	$8,336
2179	$8,336

SCHEDULE B

VESSELS TO BE DELIVERED

Proposed Vessel Name or Hull Number	Initial Technical Services Fee (US$) per day
13100 TEU VESSELS
2180	$8,336
2181	$8,336
4500 TEU VESSELS
1851	$6,916
1852	$6,916
1853	$6,916
1854	$6,916
1855	$6,916

This Form 6-K is filed with reference to and hereby incorporated by reference into the Registration Statements, filed with the Securities and Exchange Commission on April 18, 2007 on Form F-3 (Registration No. 333-142195) and on May 30, 2008 on Form F-3 (Registration No. 333-151329) of Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: December 31, 2008	By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

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